Filed by Lamar Advertising Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Lamar Advertising Company

Commission File No. 000-30242

The following are copies of slides that Lamar Advertising Company intends to use in meetings with investors beginning on May 12, 2014.

May 2014

LAMAR

INVESTOR PRESENTATION

Disclaimer

Forward-looking Statements

This presentation contains forward-looking statements, including our financial guidance for 2014, the statements regarding our consideration of an election to real estate investment trust status; our ability to complete the REIT conversion effective for the taxable year beginning January 1, 2014; our intention to distribute accumulated earnings and profits to stockholders and make regular quarterly distributions to stockholders in 2014. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: (1) that we may fail to qualify as a REIT effective for the taxable year beginning January 1, 2014 or at all, and, if we do qualify as a REIT, we may be unable to maintain that qualification (2) legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS; (3) our significant indebtedness; (4) the state of the economy and financial markets generally and the effect of the broader economy on the demand for advertising; (5) the continued popularity of outdoor advertising as an advertising medium; (6) our need for and ability to obtain additional funding for operations, debt refinancing or acquisitions; (7) the regulation of the outdoor advertising industry; (8) our ability to successfully implement our digital deployment strategy; and (9) the integration of any acquired companies and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions. For additional information regarding factors that may cause actual results to differ materially from those indicated in our forward-looking statements, we refer you to the risk factors included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013. We caution investors not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this presentation, and we undertake no obligation to update or revise these statements, except as may be required by law.

Use of Non-GAAP Measures

Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Adjusted Funds From Operations Per Diluted Share are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”). These measures should not be considered alternatives to net income, cash flows provided by operating activities or other GAAP figures as indicators of the Company’s financial performance. Our management believes that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Adjusted Funds From Operations Per Diluted Share are useful in evaluating the Company’s performance and provide investors and financial analysts a better understanding of the Company’s core operating results. Our presentations of these measures may not be comparable to similarly titled measures used by other companies. See the appendix, which provide reconciliations of each of these measures to the most directly comparable GAAP measure.

Additional Information

In connection with the proposed REIT conversion, we plan to effect a merger with and into a wholly owned subsidiary, which will be called Lamar Advertising REIT Company. We will file a proxy statement to be used in connection with the stockholder vote on this merger. That proxy statement will be contained in a registration statement on Form S-4 to be filed by Lamar Advertising REIT Company, and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You will be able to obtain documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Lamar free of charge by contacting Secretary, 5321 Corporate Blvd., Baton Rouge, LA 70808.

We, our directors and executive officers and certain other members of management and employees my be deemed to be participants in the solicitation of proxies from our stockholders in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the merger will be included in the Form S-4 and proxy statement when they become available. Information about our directors and executive officers and their ownership of Lamar Advertising stock is set forth the proxy statement for our 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and proxy statement for the merger when they become available. Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Agenda

Company background 3

REIT conversion highlights 19

Value creation and opportunities for growth 22

Appendix 26

Introduction

Experienced management team

Name Title Years with Lamar

Chairman of the Board and

Kevin Reilly, Jr. 35

President

Sean Reilly Chief Executive Officer 23

Chief Financial Officer and

Keith Istre 35

Treasurer

Regional Managers (average years) 31

Lamar’s management team has been with the company for an average of 31 years

Company profile

Established in 1902 – over 110 years of operating experience

Largest outdoor advertising company in the US based on number of displays

– Operates approximately 145,000 billboard displays in 44 states, Canada and Puerto Rico

– Operates over 128,000 logo sign advertising displays in 23 states and Ontario, Canada

– Operates over 40,000 transit advertising displays in 16 states, Canada and Puerto Rico

Industry characterized by high barriers to entry due to permitting restrictions

Approximately 18% US market share – second behind Clear Channel Outdoor

– Leading out of home provider in the vast majority of Lamar’s markets

78% of revenue generated from stable and less volatile local business

– Clear share leader in vast majority of our markets

Approximately 825 local account executives across the US, Canada and Puerto Rico

Expansive national footprint with approximately 145,000 billboards

Canada

Puerto Rico

Largest provider of logo signs in the US

Operates nearly 89% of privatized state logo contracts covering over 128,000 displays

Lamar has a leading share of the US outdoor advertising market

18%

Other 47%

19%

16%

Source: Company filings; Outdoor Advertising Association of America

Note: Market share based on Lamar, CBS Outdoor and Clear Channel Outdoor domestic revenue as a percentage of 2013 out of home media spending

Focus on local advertising spending differentiates Lamar

Local focus

Local demand less influenced by economic swings

Large on-the-ground sales force cultivates strong relationships with local decision makers and retailers

Lamar’s local revenue generation compares favorably to industry’s

– Clear share leader in vast majority of our markets

National 22%

Local 78%

National performance

Diversified, blue chip customer base

Fifty member sales team across nine cities manages relationships with OOH agencies and large customers

Recent acquisitions and greenfield development have bolstered presence in key markets such as Phoenix, Boston and Philadelphia

Lamar is the leading out of home provider in the vast majority of its markets

Note: As of December 31, 2013

Outdoor remains a low cost, wide reaching advertising medium

Relative average CPM for adults 25–54

$60 $50 $40 $30 $20 $10 $0

$3.63

$7.80

$5.00

$9.00

$13.00

$17.50

$10.30

$12.60

$14.70

$22.30

$9.50

$18.50

$25.00

$8.40

$10.90

$11.10

$21.30

$28.00

$43.00

$56.60

Poster

Spot

Search Sites

Portal Sites

General Content

Business Content

Spot TV—Early Eve.

Network TV—Prime

Spot TV—News

Spot TV—Prime

Network

Interconnect

Zoned Zpot

Newsweeklies

Men’s Interest

Wom. Fashion

Business

Daily

Business

Co -op Targeted

OOH Radio Online Broadcast TV Cable TV Magazines Newspapers Direct Mail

Source: Outdoor Advertising Association of America

No client accounts for more than 1% of total revenue

Net advertising revenue breakdown

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013

Restaurants 10% 10% 12% 12% 13% 13% 13%

Retailers 10% 11% 10% 10% 10% 11% 11%

Healthcare 7% 7% 8% 9% 9% 10% 10%

Service 6% 6% 7% 8% 8% 8% 9%

Amusement 5% 5% 6% 6% 7% 7% 7%

Automotive 9% 7% 6% 6% 6% 6% 7%

Gaming 6% 6% 7% 6% 6% 6% 5%

Financial – – 5% 5% 5% 5% 4%

Telecom 5% 5% 4% 5% 5% 4% 3%

Hotels & Motels 5% 5% 5% 4% – – 3%

Education – – – – 4% 4% –

Real Estate 9% 6% – – – – –

Total 72% 68% 70% 71% 73% 74% 72%

Top 10 customers (2013)

Long-standing relationships with many of our clients Contracts range from 30 days to 1 year

“One-stop-shopping” capabilities with billboard and transit products

Diverse product mix across digital and analog assets

Company profile

Revenue contribution FYE 2013

($mm)(%)

Analog bulletins $657 53%

Analog posters 263 21%

Digital posters & 184 15%

bulletins

Transit 75 6%

Logos 67 5%

Total $1,246 100%

Historical financial information

Lamar Advertising Co. ($mm)

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013

Net revenues $1,209.6 $1,198.4 $1,055.1 $1,094.1 $1,130.7 $1,179.7 $1,245.8

% growth 8.0%(0.9%)(12.0%) 3.7% 3.3% 4.3% 5.6%

Operating expenses1 653.7 686.3 614.7 627.1 646.4 668.4 700.7

% of net revenues 54.0% 57.3% 58.3% 57.3% 57.2% 56.7% 56.2%

Adjusted EBITDA2 $555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1

% of net revenues 46.0% 42.7% 41.7% 42.7% 42.8% 43.3% 43.8%

Capital expenditures 220.5 198.1 38.8 43.5 107.1 105.6 105.7

% of net revenues 18.2% 16.5% 3.7% 4.0% 9.5% 9.0% 8.5%

¹ Excludes non-cash compensation

² Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment. Refer to the appendix for a reconciliation of Adjusted EBITDA to Net Income (Loss)

Historically, Lamar has emerged strongly from economic downturns

Annual pro forma financials

Economic downturn Economic downturn Economic downturn

1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Y/Y net

revenue 1% (2)% 4% 11% 9% 7% 7% 8% 6% 9% (2)% 2% 2% 7% 7% 8% 7% (3)% (13)% 3% 3% 3% 2%

growth¹

Adj. EBITDA

margin 32% 31% 35% 37% 40% 41% 46% 47% 47% 48% 45% 43% 43% 45% 45% 44% 46% 43% 42% 43% 43% 43% 44%

¹ Represents organic growth of the Company adjusted for acquisitions; Pro forma net revenue includes adjustments to the comparable periods to include the effect of any acquisitions or divestitures

Lamar is a strong free cash flow generator

Lamar Advertising Co. ($mm)

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013

Adjusted EBITDA1 $ 555.9 $512.1 $440.5 $ 467.0 $ 484.3 $511.3 $ 545.1

Less:

Interest expense, net 155.3 153.0 177.1 168.7 152.0 139.0 131.4

Current tax expense (benefit) 31.0(10.7)(16.0) 1.1 2.8 1.9 4.0

Preferred dividends 0.4 0.4 0.4 0.4 0.4 0.4 0.4

Capital expenditures 220.5 198.1 38.8 43.5 107.1 105.6 105.7

Free cash flow $ 148.7 $171.3 $240.2 $ 253.3 $ 222.0 $ 264.4 $ 303.6

¹ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment. Refer to the appendix for a reconciliation of adjusted EBITDA to net income (loss)

Capital expenditures overview

$mm

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013

Billboards–Traditional 68.7 58.1 7.4 9.5 34.5 29.1 21.3

Billboards–Digital 92.1 103.7 15.2 13.2 41.3 42.1 50.2

Logos 10.2 7.6 5.3 8.5 10.1 8.7 11.2

Transit 2.0 1.0 5.4 0.9 0.8 0.3 0.2

Land and buildings 31.4 11.2 0.6 2.5 4.5 12.8 9.5

Other PP&E 16.1 16.5 4.9 8.9 15.9 12.6 13.3

Total capex 220.5 198.1 38.8 43.5 107.1 105.6 105.7

FY 2014: ~$100mm consisting of ~$45mm growth and ~$55mm maintenance capital expenditures

Strong balance sheet with no near term maturities

$mm

As of March 31, 2014 Amount¹ xEBITDA

Cash $28.4

$400mm Revolving credit facility 80.0

New Term Loan A 300.0

Total secured debt $380.0 0.7x

5.375% senior notes due 2024 510.0

Total senior debt $890.0 1.6x

5.000% senior sub notes due 2023 535.0

5.875% senior sub notes due 2022 500.0

Other debt 1.8

Total debt $1,926.8 3.5x

Net debt $1,898.4 3.5x

LTM 3/31/14 Adjusted EBITDA $546.4

Memo: Interest coverage ratio 3.9x

Capital structure highlights

Redeemed $400mm 2018 subordinated notes in April 2014 with $300mm new term debt, revolving credit borrowings and cash on hand

Lamar maintains modest leverage ratios post-conversion

Very strong interest and fixed charge coverage ratios

Simple and transparent capital structure

Annual dividends expected to be paid out of internally-generated cash flow

Maturity profile ($mm)

$500 $535 $510

$15 $15 $23 $45

$203

1Balances shown are pro forma for the borrowing of $300mm under our Term Loan A and $80mm under our revolving credit facility in April 2014, which was used to fund the redemption of the $400mm Senior Subordinated Notes on April 21, 2014

Key business initiatives

Focus on financial discipline and capital allocation

– Limited strategic acquisition activity

– Continue to use free cash flow to reduce debt

– Continue to invest in highly profitable digital billboards No approved stock buyback plan Focus on cost containment

– No near term plans to increase headcount; headcount in 2008 was 3,500+ and currently stands at approximately 3,000

Focus on improving pricing and occupancy statistics Expect to elect REIT status effective January 1, 2014

Through numerous initiatives, Lamar has demonstrated its prudent financial strategy, generated free cash flow and is well positioned as the economy accelerates

Agenda

Company background 3

REIT conversion highlights 19

Value creation and opportunities

for

growth 22

Appendix 26

REIT conversion highlights

Favorable IRS PLR received, unanimous Board authorization expected

– Expect to complete a merger of Lamar into a newly formed, wholly owned subsidiary to adopt a new REIT-compliant charter

– Merger will be subject to stockholder approval

Lamar REIT structural reorganization complete

– Expect to elect REIT status effective January 1, 2014

– No impact on customer service; No asset divestitures; No business disruption

Composition of qualified REIT subsidiary (QRS) and taxable REIT subsidiary (TRS)

– TRS comprised of transit advertising business, design, production & installation services and foreign operations in Canada and Puerto Rico; we expect the tax leakage to be approximately $15mm in 2014

– QRS comprised of billboard and logo sign assets

Significant increase in shareholder value

– Higher net income

– Dividends initiated in connection with expected conversion

– Potential to expand investor base and valuation multiples

– Continued strong access to capital at attractive rates; modest post conversion leverage: ~3.5x

Provides dry powder for future accretive acquisitions

REIT conversion highlights (cont'd)

- **Non-REIT E&P dividend**
  - Accumulated non-REIT E&P: ~$40mm
  - Plan to distribute in cash along with regular quarterly distributions to stockholders during 2014
- **2014 financial guidance**
  - Projected earnings per diluted share: $2.81 to $2.91[1]
  - Projected Adjusted Funds from Operations (AFFO) per diluted share: $4.03 to $4.13[2]
  - 2014 expected annual dividend per share (includes non-REIT E&P distribution of $40mm): $2.50[3]
- **2014 capital expenditures**
  - ~$100mm consisting of ~$45mm growth and ~$55mm maintenance capital expenditures
- **Targeting annual dividend equal to ~60% of AFFO per diluted share in 2014**
- **Refinancing transaction**
  - On April 21, 2014, Lamar Media Corp. redeemed its outstanding $400mm 7 7/8% Senior Subordinated Notes due 2018 at 103.938% principal
  - Funded repayment with $300mm new term debt, revolving credit borrowings and cash
- **Estimated total REIT one-time conversion costs of ~$5mm**

[1] Calculated before dividends
[2] See "Reconciliation to AFFO per diluted share" in Appendix
[3] Subject to declaration by Board of Directors

21

LAMAR

Agenda

Company background 3

REIT conversion highlights 19

Value creation and opportunities

for

growth 22

Appendix 26

Significant opportunities for earnings growth and value creation

Organic growth potential without the need to raise new capital

– Continued investment in ROI efficient digital displays in new and existing markets to drive revenue growth

– Rate and occupancy increases driven by focused local and national sales force and acceleration in GDP growth

Ability to use free cash flow to reduce debt and interest expense

Additional growth opportunities through select M&A investment

Lamar’s capital allocation policy

Maintain ample liquidity and solid balance sheet

Target ~3.5x Leverage

AFFO for dividend

Expected 2014 dividends of $2.50 per share1

– Three equal installments at the end of June, September and December expected

Distribute 100% of net taxable income once NOLs are exhausted

– Paid out of internally generated cash flow

Revisit payout ratio annually or sooner if required

Increase dividend with future growth and utilization of NOLs

AFFO available for future growth

Invest in display acquisitions and development to grow earnings

– Opportunistic M&A

Unused amounts available for increased dividends and / or debt reduction

2014 AFFO Guidance : $4.03 to $4.13 per diluted share

¹ Subject to declaration by Board of Directors

Key investment considerations

Attractive industry fundamentals, including high barriers to entry due to permitting restrictions

Digital display opportunities

Largest pure-play outdoor media operator with expansive national footprint

Strategic focus on pursuing additional logo sign contracts and tourist-oriented directional sign programs

Diversified customer base with long-standing relationships Strong and stable historical financial performance Experienced, goal-oriented management team Proven financial strategy to manage through economic downturns

Agenda

Company background 3

REIT conversion highlights 19

Value creation and opportunities

for

growth 22

Appendix 26

Summary historical financials

Adjusted EBITDA reconciliation (Lamar Advertising Co.) ($mm)

For the three

months ended

March 31, LTM

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 2013 2014 Q1

2014

Adjusted EBITDA1 $555.9 $512.1 $440.5 $467.0 $484.3 $511.3 $545.1 $103.1 $104.4 $546.4

Non-cash compensation 27.5 9.0 12.5 17.8 11.7 14.5 25.0 10.8 3.9 18.1

Depreciation and 306.9 331.7 336.7 312.7 299.6 296.1 300.6 73.9 69.5 296.2

amortization

Gain on disposition of(19.4)(9.2)(6.9)(4.9)(10.5)(13.8)(3.8)(0.6)(0.2)(3.4)

assets/investments

Interest expense, net 166.0 169.1 196.5 185.7 170.5 156.8 146.1 36.7 30.2 139.6

(Gain) loss on debt – –(3.3) 17.4 0.7 41.6 14.3 – 5.2 19.5

extinguishment

Loss from other-than-

temporary impairment of – – – – – – – – 4.1 4.1

investment

Income tax expense 33.9 9.3(36.4)(22.7) 5.4 8.2 22.8(7.4)(3.5) 26.7

(benefit)

Net income (loss) $41.0 $2.2 $(58.6) $(39.0) $6.9 $7.9 $40.1 $(10.3) $(4.8) $45.6

¹ Adjusted EBITDA is defined as earnings (loss) before non-cash compensation, interest, taxes, depreciation, amortization, gain or loss on disposition of assets and investments and loss on debt extinguishment

Reconciliation to AFFO per diluted share

$mm

	For the three months ended March 31,		For the year ended December 31, 2014	
	2013[1]	2014[1]	Low end of guidance	High end of guidance
Net income (loss)	$(10.3)	$(4.8)	$268.7	$278.3
Real estate related depreciation and amortization	69.9	65.2	230.5	230.5
(Gain) losses from real estate	(0.5)	–	(4.0)	(4.0)
Adjustment for non-controlling interest	0.2	–	1.0	1.0
Adjustment to eliminate non-cash tax effect of conversion	–	–	(119.0)	(119.0)
Funds From Operations ("FFO")[1]	**$59.3**	**$60.4**	**$377.2**	**$386.8**
Straight line-revenue	–	–	1.3	1.3
Straight-line expense	(0.1)	–	1.2	1.2
Stock-based compensation expense	10.8	3.9	24.4	24.4
Non-cash tax expense (benefit)	(7.8)	(5.5)	–	–
Non-real estate related depreciation and amortization	4.0	4.3	12.1	12.1
Amortization of deferred financing and debt issuance costs	2.9	1.3	4.4	4.4
Loss on debt extinguishment	–	5.2	20.8	20.8
Loss from other-than-temporary impairment of investment	–	4.1	–	–
Capitalized expenditures – maintenance	(18.7)	(14.9)	(55.0)	(55.0)
Adjustment for non-controlling interest	(0.2)	–	(1.0)	(1.0)
Adjusted Funds From Operations ("AFFO")[1]	**$50.2**	**$58.8**	**$385.4**	**$395.0**
Divided by weighted average diluted shares outstanding	94.4	95.4	95.7	95.7
AFFO per diluted share	**$0.53**	**$0.62**	**$4.03**	**$4.13**

[1] The calculation of FFO is based on the definition as set forth by the National Association of Real Estate Investment Trusts (NAREIT); a reconciliation of net income (loss) to FFO and the calculation of AFFO are also presented above; FFO and AFFO, which are non-GAAP financial measures, may not be comparable to those reported by REITs that do not compute these measures in accordance with NAREIT definitions, or that interpret those definitions differently than we do; our net loss for the three months ended March 31, 2014 reflects our current status as a regular domestic C Corporation for U.S. Federal Income Tax purposes; if we elect to qualify and elect to be taxed as a REIT, our tax expense would be lower than our historical effective tax rates

28

LAMAR

Lamar